TERYL RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 28, 2011

(Stated in Canadian Dollars)

Reader’s Note:

The  accompanying  consolidated  financial  statements  for  Teryl  Resources  Corp.  (the  “Company”)  for  the

nine  months  ended  February  28,  2011  have  been  prepared  by  management  in  accordance  with  Canadian

generally   accepted   accounting   principles.   These   consolidated   financial   statements,   which   are   the

responsibility  of  management,  are  unaudited  and  have  not  been  reviewed  by  the  Company’s  auditors.

Management  believes  the  consolidated  financial  statements  are  free  of  material  misstatement  and  present fairly,  in  all  material  respects,  the  financial  position  of  the  Company  as  at  February  28,  2011  and  the

results of its operations and its cash flows for the nine months ended February 28, 2011.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

February 28

May 31

2011

2010

$

$

(Unaudited)

ASSETS

Current

Cash

72,669

260,150

Amounts receivable and prepaid expenses

54,203

40,375

126,872

300,525

Advances to Related Parties (Note 8)

128,367

126,093

Investments (Note 4)

621

837

Equipment (Note 5)

5,197

7,941

Mineral Property Interests (Note 7)

238,355

196,855

Deferred Exploration Expenditures (Note 7)

2,833,270

2,637,853

3,332,682

3,270,104

LIABILITIES

Current

Accounts payable and accrued liabilities (Note 12)

54,826

107,394

Due to related parties (Note 8)

-

25,488

Liability component of convertible loan (Note 9)

-

58,730

54,826

191,612

SHAREHOLDERS’ EQUITY

Share Capital (Note10)

Authorized:

100,000,000 common shares, voting, no par value

5,000,000 preferred shares, non-voting, $1 par value

Issued and outstanding:

72,103,605  (May 31, 2010 – 67,463,446) common shares

14,026,653

13,456,263

Equity component of convertible loan (Note 9)

-

14,565

Share Subscriptions Received

-

10,000

Contributed Surplus

620,263

550,941

Accumulated Other Comprehensive Loss

(3,296)

(3,187)

Deficit

(11,365,764)

(10,950,090)

3,277,856

3,078,492

3,332,682

3,270,104

Going Concern (Note 1) Subsequent Event (Note 12)

Approved on behalf of the Board of Directors:

  “John Robertson”

   Director

  “Jennifer Lorette”

  Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

(Unaudited)

Three months

Three months

Nine months

Nine months

ended

ended

ended

ended

February 28

February 28

February 28

February 28

2011

2010

2011

2010

$

$

$

$

General and Administrative Expenses

Amortization of equipment

306

578

1,191

1,734

Bad debt expense

-

-

-

810

Charity donation

5,300

-

5,300

-

Exploration

10,603

-

28,422

-

Filing and transfer agent

5,370

12,612

18,801

24,811

Foreign exchange (gain) loss

(3,383)

(2,955)

110

2,881

Geological consulting

32,612

-

89,811

-

Interest expense

-

1,576

1,270

3,958

Consulting and management fees (Note 11)

43,098

30,686

100,079

99,516

Office and administrative expenses

21,777

20,810

56,829

69,864

Professional fees

6,645

6,884

22,124

28,393

Shareholder communication and investor relations

34,503

76,666

95,679

177,745

Stock-based compensation

365

3,971

1,095

17,550

Travel and entertainment

9,305

8,146

16,125

26,623

166,501

158,974

436,836

453,885

Operating Loss

(166,501)

(158,974)

(436,836)

(453,885)

Other Income (Expenses)

Other income

5,472

618

20,015

(3,713)

Gain on sale of asset

1,147

-

1,147

-

Exploration expenditures written off (Note 9)

-

-

-

(3,191)

6,619

618

21,162

(6,904)

Net Loss for the Period

(159,882)

(158,356)

(415,674)

(460,789)

Unrealized gains (loss) on available-for-sale

investments (Note 4)

(730)

-

(109)

314

Comprehensive Loss for the Period

(160,612)

(158,356)

(415,783)

(460,475)

Loss per Share – Basic and Diluted

(0.002)

(0.003)

(0.006)

(0.008)

Weighted Average Number of Common Shares

Outstanding, Basic and Diluted

70,849,347

63,872,791

69,256,280

58,472,568

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

(Unaudited)

Three months

Three months

Nine months

Nine months

ended

ended

ended

ended

February 28

February 28

February 28

February 28

2011

2010

2011

2010

$

$

$

$

Cash flows from operating activities

Net loss for the period

(159,882)

(158,356)

(415,674)

(460,789)

Items not affecting cash

Amortization of equipment

306

578

1,191

1,734

Exploration expenditure written-off

-

310

-

-

Gain on sale of asset

(1,147)

-

(1,147)

-

      Interest expense

-

-

1,270

-

      Stock-based compensation

365

3,971

1,095

17,550

Changes in non-cash working capital items

Amounts receivable and prepaid expenses

(16,037)

(5,963)

(13,828)

(16,393)

Accounts payable and accrued liabilities

517

(13,121)

(52,464)

(239,478)

     Advances and repayment to related parties

7,252

(72,207)

(27,762)

(134,611)

(168,626)

(244,788)

(507,319)

(831,987)

Cash flows from investing activities

Deferred exploration expenditures (Note 9)

(8,173)

-

(195,417)

(249,664)

Recovery of mineral property costs (Note 9)

-

-

-

33,218

Proceeds from sale of asset

2,700

-

2,700

-

(5,473)

-

(192,717)

(216,446)

Cash flows from financing activities

Repayment of bank debt

(15,462)

-

-

-

Proceeds from (repayment to) convertible loan

-

(31,363)

(60,000)

60,000

Share issuance costs

(23,594)

(2,045)

(23,594)

(64,198)

Share capital issued for cash

271,400

735,149

596,149

1,556,686

232,344

701,741

512,555

1,552,488

(Decrease) increase in cash

58,245

456,643

(187,481)

504,055

Cash, beginning of period

14,424

53,597

260,150

6,185

Cash, end of period

72,669

510,240

72,669

510,240

Supplementary disclosure of cash flow information:

Shares issued for properties

34,000

-

41,500

-

Cash paid for interest

-

1,576

-

3,958

Cash paid for income taxes

-

-

-

-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

(Unaudited)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions      Convertible   Contributed    Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2009

49,587,528    12,030,233

115,875

-

344,878

(3,157)

(9,530,364)

2,957,465

Unrealized loss on

available-for-sale

investments

-

-

-

-

-

(30)

-(30)

Shares issued for cash

upon:

Exercise of stock

options

12,500

1,250

-

-

-

-

-

1,250

Exercise of warrants

7,054,592

705,459

-

-

-

-

-

705,459

Fair value of options

exercised

-

792

-

-

(792)

-

-

-

Fair value of warrants

exercised

-

330,632

-

-

(330,632)

-

-

-

Subscription received

-

-

10,000

-

-

-

-

10,000

Private placements

10,808,826

967,105

(115,875)

-

-

-

-

851,230

Share issuance costs

-

(64,198)

-

-

-

-

-(64,198)

Fair value of warrants

granted

-

(515,010)

-

-

515,010

-

-

-

Equity component of

convertible loan

-

-

-

14,565

-

-

-

14,565

Stock-based

compensation

-

-

-

-

22,477

-

-

22,477

Net loss for the year

-

-

-

-

-

-

(1,419,726)

(1,419,726)

Balance, May 31, 2010

67,463,446    13,456,263

10,000

14,565

550,941

(3,187)      (10,950,090)

3,078,492

Shares issued for cash

upon:

     Exercise of warrants

1,047,500

141,484

(10,000)

-

(36,737)

-

-

94,747

Shares issued for

property

250,000

41,500

-

-

-

-

-

41,500

Shares issued for cash

3,342,659

387,406

-

-

-

-

387,406

Equity component of

convertible loan

-

-

-

(14,565)

14,565

-

-

-

Stock-based

compensation

-

-

-

-

1,095

-

-

1,095

Warrants

-

-

-

-

89,494

-

-

89,494

Broker warrants

-

-

-

-

905

-

-

905

Unrealized gain on

available-for-sale

investments

-

-

-

-

-

(109)

-(109)

Net loss for the period

-

-

-

-

-

-

(415,674)

(415,674)

Balance, February 28,

2011

72,103,605    14,026,653

-

-

620,263

(3,296)      (11,365,764)

3,277,856

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

1.    NATURE OF OPERATIONS AND GOING CONCERN

Teryl  Resources  Corp.  (the  “Company”)  is  a  public  company  incorporated  under  the  British  Columbia  Company

Act  on  May  23,  1980  and  changed  to  its  current  name  on  February  28,  1984.   Its  shares  are  listed  on  the  TSX

Venture Exchange (“TSXV”).   The  Company  makes  expenditures  on  acquiring  mineral  properties  and  carries  out exploration work.  It also acquires oil and gas property interests and participates in drilling wells.

These  consolidated  financial  statements  have  been  prepared  on  the  basis  of  accounting  principles  applicable  to  a going  concern,  which  assumes  that  the  Company  will  continue  in  operation  for  the  foreseeable  future  and  will  be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions

cast  substantial  doubt  on  the  validity  of  this  assumption.   The  Company  continues  to  incur  operating  losses,  has limited  financial  resources,  limited  sources  of  operating  cash  flow,  and  no  assurances  that  sufficient  funding,

including  adequate  financing,  will  be  available  to  conduct  further  exploration  and  development  of  its  mineral property projects.

The  Company’s  ability  to  continue  as  a  going  concern  is  dependent  upon  its  ability  to  obtain  the  financing necessary  to  complete  its  mineral  projects  by  issuance  of  share  capital  or  through  joint  ventures,  and  to  realize

future profitable production or proceeds from the disposition of its mineral interests.   As at February  28, 2011 the

Company  had  a  working  capital  of  $72,047  (May  31,  2010  –$108,913)  and  had  incurred  accumulated  loss  of

$11,365,764  (May  31,  2010-  $10,950,090).   These  consolidated  financial  statements  do  not  include  adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If  the  going  concern  assumption  was  not  appropriate  for  these  financial  statements,  adjustments  would  be necessary  in  the  carrying  values  of  assets,  liabilities,  reported  income  and  expenses  and  the  balance  sheet classifications used.  Such adjustments could be material.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

These  unaudited  interim  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian

generally   accepted   accounting   principles   and   include   the   accounts   of   the  Company   and  its  wholly   owned

subsidiaries,   Argon   Investment   Corporation   (inactive)   and   Teryl,   Inc.     Intercompany   balances   have   been

eliminated  upon  consolidation.    These  unaudited  interim  consolidated  financial  statements  follow  the  same

accounting  policies  and  methods  of  their  application  as  the  most  recent  annual  financial  statements.    These

unaudited  interim  consolidated  financial  statements  should  be  read  in  conjunction  with  the  audited  financial statements of the Company as at May 31, 2010.

Certain  of  the  figures  presented  for  comparative  purposes  have  been  reclassified  to  conform  to  the  presentation adopted in the current period.

3.    FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value

The  Company’s  financial  instruments  consist  of  cash,  receivables,  investments,  advances  to  and  from  related parties, and accounts payable and accrued liabilities.

Cash  is  designated  as  “held-for-trading”  and  measured  at  fair  value.   Receivables  and  advances  to  related  parties

are  designated  as  “loans  and  receivables”.   Investments  are  designated  as  “available-for-sale”.   Advances  from

related parties, and accounts payable and accrued liabilities are designated as “other financial liabilities”.

3.    FINANCIAL INSTRUMENTS (Continued)

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

Financial instruments carrying value and fair value (Continued)

The  carrying  value  of  cash,  receivables,  advances  to  and  from  related  parties  and  accounts  payable  and  accrued

liabilities approximate their fair values due to their immediate or short-term maturity.   Investments are recorded at

fair value based on quoted market prices at the balance sheet date.

Foreign exchange risk

The  Company  is  primarily  exposed  to  currency  fluctuations  relative  to  the  Canadian  dollar  through  expenditures

that  are  denominated  in  US  dollars.   Also,  the  Company  is  exposed  to  the  impact  of  currency  fluctuations  on  its monetary assets and liabilities.

The operating results and the financial position of the Company  are reported  in  Canadian  dollars.   Fluctuations  in

exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the  Company  and  may  affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The   Company   is   exposed   to   foreign   currency   risk   through   the   following   financial   assets   and   liabilities

denominated in currencies other than Canadian dollars:

Accounts

payable and

accrued

February 28, 2011

Cash

liabilities

US dollars

$

43,302    $

8,952

Accounts

payable and

accrued

May 31, 2010

Cash

liabilities

US dollars

$

13,065    $

51,879

At   February   28,   2011,   with   other   variables   unchanged,   a   +/-10%   change   in   exchange   rates   would

increase/decrease pre-tax loss by +/- $3,435.

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The  Company  is  exposed  to  market  risk  arising  from  its  investments  in  and  holdings  of  marketable  equity

securities.    Marketable  securities  are  classified  as  available-for-sale.    The  Company  intends  to  liquidate  the

marketable  securities  when  market  conditions  are  conducive  to  a  sale  of  these  securities.   At  February  28,  2011,

with  other  variables  unchanged,  a  +/-  10%  change  in  equity  prices  would  increase/decrease  pre-tax  loss  by  +/-

$62.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

3.    FINANCIAL INSTRUMENTS (Continued)

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk

The Company  has no recent history  of profitable operations and its present business is at an early  stage.   As such,

the  Company  is  subject  to  many  risks  common  to  such  enterprises,  including  under-capitalization,  cash  shortages

and  limitations  with  respect  to  personnel,  financial  and  other  resources,  and  the  lack  of  revenues.   The  Company

has no investments in asset backed commercial paper.

In  order  to  finance  the  Company’s  exploration  programs  and  to  cover  administrative  and  overhead  expenses,  the

Company  raises  money  through  equity  sales,  from  the  exercise  of  convertible  securities,  and  from  the  sale  of

investments.   There can be no such assurance  that  it  will  be  able  to  obtain  adequate  financing  in  the  future  or  that

the  terms  of  any  financing  will  be  favourable.    Many  factors  influence  the  Company’s  ability  to  raise  funds,

including  the  state  of  the  resource  market  and  commodities  prices,  the  climate  for  mineral  exploration,  the

Company’s track record, and the experience and calibre of its management.

Fair Value Measurement

The  Canadian  Institute  of  Chartered  Accountants  (“CICA”)  Handbook  Section  3862  “Financial  Instruments

Disclosures”   requires   disclosure   of   a   three-level   hierarchy   for   fair   value   measurements   based   upon   the

significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level  2  –  inputs  other  than  quoted  prices  included  in  Level  1  that  are  observable  for  the  asset  or  liability,  either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data.

At  February  28,  2011,  the  levels  in  the  fair  value  hierarchy  into  which  the  Company’s  financial  assets  and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

Level 1

Level 2

Investments

$

621

4.    INVESTMENTS

At  February  28,  2011  and  May  31,  2010,  the  Company  owned  15,880  common  shares  of  Linux  Gold  Corp.,  a company with directors in common.

The  Company  classifies  its  investments  as  available-for-sale,  with  revaluation  gains  and  losses  recognized  in accumulated other comprehensive income (loss) and other-than-temporary  losses recognized in net  income  (loss).

As  at  February  28,  2011,  investments  were  measured  at  a  fair  value  of  $621  (May  31,  2010  -  $837)  and  resulted in an unrealized loss of $109 during the nine months ended February 28, 2011 (2010 – gain of $314).

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

5.    EQUIPMENT

February 28

May 31

2011

2010

$

$

Furniture and fixtures – at cost

27,010

27,010

Less: Accumulated amortization

(21,813)

(20,896)

5,197

6,114

Automotive equipment – at cost

-

15,531

Less: Accumulated amortization

-

(13,704)

-

1,827

5,197

7,941

6.    OIL AND GAS WELL INTERESTS

The  Company  owns  a  6.5%  working  interest  (4.680%  net  revenue  interest)  in  the  Peters  No.  1  Well,  in  Fayette

County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and

Herrmann  #4  wells,  located  in  Burleson  County,  Texas.   The  carrying  cost  of  these  wells  has  been  completely depleted.

The  Company  entered  into  agreements  with  IAS  Energy,  Inc.,  a  company  with  common  directors,  to  purchase

40%  interests  (subject  to  40%  net  revenue  interests  to  others)  on  May  18,  2006,  in  the  Ken  Lee  #1  natural  gas well  for  $103,045  ($92,500  US),  on  June  8,  2006,  in  the  Elvis  Farris  #2  natural  gas  well  for  $104,461  ($92,500

US) and on July  31, 2006, in  the  Clarence  Bright  #1  natural  gas  well  for  $104,673  ($92,500  US).   All  three  wells

are located in Knox and Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the May 31, 2008 year end, the Company wrote off the carrying costs of the wells to $Nil, since the wells have no proven economic reserves.

7.    MINERAL PROPERTY INTERESTS

Balance

Balance

May 31,

February 28,

2010

Additions

2010

$

$

$

Property acquisition costs

Silverknife

1

34,000

34,001

Fish Creek

49,538

-

49,538

West Ridge

116,189

-

116,189

Gil Venture

31,127

-

31,127

Kahiltna Terrane

-

7,500

7,500

196,855

41,500

238,355

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

7.    MINERAL PROPERTY INTERESTS (Continued)

Silverknife, Laird, BC, Canada

Pursuant  to  agreements  between  Reg  Technologies  Inc.  (“Reg”),  SMR  Investments  Ltd.  (“SMR”),  Rapitan

Resources  Inc.  (“Rapitan”),  and  Chevron  Minerals  Ltd.  (“Chevron”),  the  Company  acquired  a  30%  working interest  in  the  Silverknife  mineral  claims,  situated  in  the  Liard  Mining  Division  in  the  Province  of  British

Columbia,  subject  to  a  10%  Net  Profit  Royalty  to  Rapitan  and  a  1%  Net  Smelter  Returns  to  SMR.   On  December

21,  2010  the  Company  purchased  the  10%  NPI  in  the  Silverknife  property  from  Rapitan  for  consideration  of

200,000  common  shares  of  the  Company  issued  on  January  25,  2011.  (Note  10).  Prior  to  the  purchase,  the

Company  had  written  down  their  acquisition  costs  to  $1  and  had  written  off  their  exploration  and  development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

Fish Creek, Fairbanks, Alaska, USA

The  Company  and  Linux  Gold  Corp.  (“Linux”)  entered  into  an  agreement  on  March  5,  2002,  whereby  the

Company  may  earn  up  to  a  50%  interest  in  the  Fish  Creek  mineral  claims,  located  in  the  Fairbanks  district  of

Alaska,  USA,  by  expending  $500,000  US  within  three  years  and  issuing  200,000  common  shares  (issued  on

December  16,  2002  at  $0.08  per  share).  An  additional  100,000  shares  were  issued  on  February  14,  2007  at  $0.16 per  share  in  payment  of  an  extension  of  the  expenditure  date  to  March  5,  2007,  which  was  further  extended  to

March 5, 2011. Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US. The Company has  written  off  their  exploration  and  development  expenditures  of  $111,947  entirely  during  the  year  ended  May

31,  2010,  since  the  claims  are  not  currently  being  explored.  On  March  4,  2011  the  Company  and  Linux  further amended the agreement to extend the option agreement to March 5, 2012. The Company will continue to maintain the option agreement and will only commence its exploration program once more financings are available.

Gold Hill, Cochise County, Arizona, USA

On  June  10,  2006,  the  Company  and  Frederic  &  John  Rothermel  (the  “Vendors”)  entered  into  an  agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group (7 claims) located in the

Warren  Mining  District,  Cochise  County,  Arizona,  USA,   that  are  subject  to  a  10%  Net  Profit  Royalty  to  the

Vendors, for the following considerations:

−      $5,655 ($5,000 US) for a 90 day  option and $11,268 ($10,000 US) to complete a  due  diligence  within  90 days (paid),

−      $38,244  ($36,000  US)  paid  during  2008  and  2007  to  the  Vendors,  with  $6,000  US  to  be  made  each quarter (paid),

−      complete a $50,000 US first phase exploration program conducted by the Vendors,

−      $250,000 US per year upon commencement of production.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).   The Company  elected

to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other 28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May

31, 2008.  Additional exploration expenditures of $13,570 were written off during the year ended May 31, 2009.

West Ridge, Dome Creek, Alaska, USA

Pursuant  to  various  agreements,  the  Company  earned  a  100%  interest  in  the  West  Ridge  mineral  properties

(approximately  5,200  acres)  located  in  the  Dome  Creek  area  of  the  Fairbanks  District  of  Alaska,  USA.    The

Company  has  written  off  their  exploration  and  development  expenditures  of  $661,615  entirely,  since  the  claims are  not  currently  being  explored.  The  Company  will  continue  to  maintain  the  claims  and  will  only  commence  its exploration program once more financings are available.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

7.    MINERAL PROPERTY INTERESTS (Continued)

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome

area  of  Fairbanks  District  of  Alaska.   On  May  31,  1991,  the  Company,  NERCO  Exploration  Company  and  Fort

Knox  Venture  entered  into  an  agreement,  which  granted  the  Company  a  20%  participating  interest  in  the  claims.

Under  the  agreement,  Fort  Knox  Venture  paid  the  Company  cash  and  funded  approved  programs,  earning  them an  80%  participating  interest  in  the  property,  with  the  Company  retaining  a  20%  participating  interest.  Fort  Knox

Venture,  through  its  operator  Fairbanks  Gold  Mining,  Inc.,  was  doing  exploration  work  on  this  property,  until

May  31,  2011.   An  exploration  program  was  completed  in  late  2008.  During  the  nine  months  ended  February  28,

2011 the Company incurred exploration expenditure of $195,417 on the property.

Kahiltna Terrane Option, Alaska, USA

On  September  1,  2010  the  Company  signed  an  option  agreement  (the  “Option  Agreement”)  to  acquire  a  50%

interest in eleven mineral claims located in the Kahiltna Terrane area approximately  130 kilometers northwest of

Anchorage, Alaska. Consideration for the option is as follows:

−      issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”)

(issued on November 2, 2010);

−      issue an additional 50,000 common shares on the first anniversary of the Approval Date;

−      issue   an   additional   100,000   common   shares   and   pay   a   US$10,000   cash   payment   on   the   second

anniversary of the Approval Date; and

−      contribute  $50,000  US  for  exploration  expenditures  in  the  first  year  and  $100,000  US  in  exploration expenditures in the second year.

On October 26, 2010 the Company  staked and recorded an  additional 23 mineral claims in the  Kahiltna  Terrane.

Pursuant  to  the  Option  Agreement  the  Company  has  a  100%  interest  in  the  additional  new  mineral  claims,

subject to a 2½ % net royalty interest.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

7.    MINERAL PROPERTY INTERESTS (Continued)

Deferred Exploration Expenditures

February 28,

May 31

2011

2010

$

$

Fish Creek Claims

Written off – inactive claims

-

(111,947)

-

(111,947)

Gil Venture Claims

Drilling

195,417

358,812

195,417

358,812

Gold Hill Claims

Travel, maps and rent

-

-

-

-

West Ridge Claims

Written off – inactive claims

-

(661,491)

-

(661,491)

Exploration expenditures for the year

-

358,812

Exploration expenditures invoiced or written off

Invoiced to joint venture partner

-

-

Written off – terminated, abandoned or inactive claims

-

(773,438)

-

(414,626)

Exploration expenditures – beginning of year

2,637,853

3,052,479

Exploration expenditures – end of year

2,833,270

2,637,853

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

8.   ADVANCES TO/ FROM RELATED PARTIES

Amounts  due  to/  from  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

Unless  otherwise  indicated,  the  following  table  represents  companies  controlled  by  the  President  and  CEO  of  the

Company or companies where he is the President and CEO.

Advances to related parties:

February 28,

May 31,

2011

2010

$

$

IAS Energy, Inc.

24,822

24,821

Linux Gold, Inc.

74,945

72,672

REGI US, Inc.

28,600

28,600

128,367

126,093

Advances from related parties:

February  28,

May 31,

2011

2010

$

$

Information-Highway.com, Inc.

-

28,146

JGR Petroleum, Inc.

-

24,456

John Robertson

-

19,308

KLR Petroleum

-

23,534

Rainbow Networks Inc.

-

23,531

REGI US, Inc.

-

12,405

-

131,380

9.   CONVERTIBLE LOANS

On  July  15,  2009,  the  Company  entered  into  two  promissory  note  agreements  with  an  external  party  for  $60,000

and  $31,363  (US$27,000)  to  be  paid  on  or  before  June  30,  2010.   The  two  promissory  notes  have  an  interest  rate

of  8%  per  annum  to  be  paid  monthly  commencing  on  August  15,  2009.   The  principal  amounts  are  convertible

into shares of the Company at $0.20 per share upon regulatory approval.

In  January,  2010  the  Company  redeemed  the  convertible  loan  of  $31,363  (US$27,000)  with  cash  payment  on  the full principal amount of US$27,000.

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for

equivalent  debt  without  the  conversion  feature.   The  fair  value  of  equity  component  was  estimated  using  Black-

Scholes  option  pricing  model  with  following  assumptions:    risk-free  interest  rate  of  1.45%,  dividend  of  0%,

expected  life  of  1  year  and  expected  volatility  of  210%.  The  debt  and  equity  components  of  the  convertible  loans were  then  measured  using  the  proportional  or  relative  fair  value  method  and  were  initially  recorded  at  $76,798 and  $14,565  respectively.  As  at  May  31,  2010,  $13,295  interest  has  been  amortized  with  its  debt  component

carried at amortized cost of $58,730 after the repayment of $31,363 (US$27,000).   On June 1, 2010 the remaining

balance  of  $60,000  was  repaid  to  the  lender  in  full  with  the  unamortized  interest  of  $1,270  at  May  31,  2010 recorded as interest expense upon repayment.

As at February 28, 2011, interest of $5,472 has been paid to the lender.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

10.    SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value

5,000,000 non-voting preferred shares with $1 par value

The  Preferred  Shares  have  attached  thereto  a  right  to  receive  dividends  as  determined  by  the  Directors.  The

Preferred  Shares  may  be  issued  in  series,  with  special  rights  and  restrictions  therefore  being  determined  by  the

Directors,  subject  to  regulatory  approval.   No  Preferred  Shares  have  been  issued  to  the  date  of  these  financial statements.

On  June  8,  2009,  the  Company  issued  2,120,000  units  of  capital  stock  pursuant  to  a  Private  Placement  at  a  price

of  $0.075  per  unit.   Each  unit  consists  of  one  common  share  and  one-half  share  purchase  warrant  exercisable

within  one  year  for  $0.10  per  share.   Finders’  fees  in  connection  with  this  non-brokered  private  placement  were

$3,675.

On  August  18,  2009,  the  Company  issued  7,042,092  units  of  capital  stock  pursuant  to  a  Private  Placement  at  a

price  of  $0.075  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable

within  one  year  for  $0.10  per  share  and  within  two  years  for  $0.15  per  share.   Finders’  fees  in  connection  with

this non-brokered private placement were $34,478.

On November 17, 2009, an employee exercised stock options for 12,500 shares at a price of $0.10 per share.

On November 25, 2009, the Company  issued 1,646,734 units of capital stock pursuant to a Private Placement at a

price  of  $0.17  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable

within  one  year  for  $0.22  per  share.   Finders’  fees  in  connection  with  this  non-brokered  private  placement  were

$17,881.  On October 21, 2010, the Company received TSX approval to an extension of the term of the 1,646,734 warrants due to expire on November 25, 2010, for an additional six months to May 25, 2011.

During January, 2010, the Company issued 7,042,092 common shares for warrants exercised at $0.10 per share.

On April 30, 2010 the Company issued 12,500 common shares for warrants exercised at $0.10 per share.

During  the  year  ended  May  31,  2010  the  Company  incurred  filing  fees  of  $8,164  in  relation  to  the  financings completed during the year.

On  June  6,  2010  the  Company  issued  1,047,500  common  shares  for  warrants  exercised  at  $0.10  per  share  for gross proceeds of $104,750.

On November 2, 2010 the Company issued 50,000 common shares to the optioner of the Kahiltna Terrane Option

Agreement  (Note  7).  The  shares  are  valued  at  $7,500  based  on  the  trading  price  of  $0.15  on  November  2,  2010,

the issuance date of the shares.

On  December  17,  2010,  the  Company  issued  1,983,326  units  of  capital  stock  pursuant  to  a  private  placement  at

$0.15  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable  into  the

Company’s  common  stock  at  $0.20  per  share  expiring  December  17,  2011.   Finders’  fee  of  $11,570  was  paid  in

connection with this private placement.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

10.    SHARE CAPITAL (Continued)

On  January  25,  2011  the  Company  issued  200,000  common  shares  as  consideration  for  purchasing  an  additional

10% NPI in the Silverknife property (Note 7). The shares are valued at $34,000 based on the closing trading price of the Company’s stock on December 21, 2010.

On  January  19,  2011,  the  Company  issued  1,359,333  units  of  capital  stock  pursuant  to  a  private  placement  at

$0.15  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant  exercisable  into  the

Company’s  common  stock  at  $0.20  per  share  expiring  January  19,  2012.     In  connection  with  the  private

placement  finders’  fee  of  $6,993  was  paid  and  38,000  broker  warrants  were  issued  which  are  exercisable  into  the

Company’s common stock at $0.20 per share expiring January 19, 2012. The broker warrants were valued at $905 using  the  Black-Scholes  option  pricing  model,  with  the  assumptions  of  risk  free  interest  rate  -  1.46%,  expected life - one year, expected dividend yield - $ nil and expected stock price volatility – 48.50%.

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors  and

employees.    All  options  granted  under  the  plan  vest  immediately  upon  grant,  but  are  subject  to  the  following exercise conditions:

i)     Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial  exercise  is referred to as the “First Exercise”;

ii)   The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise;

such second exercise is referred to as the “Second Exercise”;

iii)  The  third  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  Second

Exercise; such third exercise is referred to as the “Third Exercise”; and

iv)   The fourth and final 25% of the options may  be exercised at any  time after 90 days from the date of the Third

Exercise.

During  the  year  ended  May  31,  2010,  the  Company  granted  a  total  of  490,000  stock  options  with  total  fair  value of $21,685 for the options vested during the period.

During  the  nine  months  ended  February  28,  2011,  the  Company  granted  a  total  of  250,000  stock  options exercisable  at  $0.19  per  share  up  to  August  26,  2013  with  total  fair  value  of  $1,095  for  the  options  vested  during the  period.  Because  the  options  were  granted  to  a  consultant  performing  investor  relation  activities,  the  options vest in stages over 12 months with no more than ¼ of the options vesting in any three months period.

The  fair  value  of  options  granted  was  estimated  on  the  date  of  grant  using  the  Black-Scholes  option  pricing model, with the following weighted-average assumptions:

Nine months ended

Year ended

February 28, 2011

May 31, 2010

Risk-free interest rate

1.52%

2.50%

Expected dividend yield

Nil

Nil

Expected stock price volatility

145%

137%

Expected life (in years)

3

4.44

On  November  17,  2009,  a  total  of  12,500  stock  options  with  a  fair  value  of  $792  were  exercised,  resulting  in another  12,500  stock  options  exercisable  on  February  16,  2010  and  recorded  as  stock  based  compensation  of

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

$792.

10.    SHARE CAPITAL (Continued)

Stock Options

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  year  ended  May  31,  2010  and nine months ended February 28, 2011:

Weighted

Average

Number of

Exercise

Options

Price

$

Balance – May 31, 2009

1,825,000

0.150

Granted

325,000

0.185

Granted

65,000

0.250

Granted

100,000

0.240

Exercised

(12,500)

0.100

Balance – May 31, 2010

2,302,500

0.160

Expired

(65,000)

0.250

Granted

250,000

0.190

Balance – February 28, 2011

2,487,500

0.160

The following share purchase options were outstanding at February 28, 2011:

Remaining

Number of

Exercise

Number    Contractual

Options

Expiry Date

Price

of Options

Life

Exercisable

$

(years)

November 2, 2011

0.180

25,000

0.67

6,250

April 24, 2012

0.150

1,650,000

1.15

412,500

November 7, 2012

0.220

25,000

1.69

6,250

March 10, 2013

0.210

75,000

2.03

18,750

August 31, 2013

0.190

250,000

2.49

2,055

April 23, 2014

0.100

37,500

3.15

12,500

October 30, 2014

0.185

275,000

3.67

68,750

November 5, 2014

0.185

50,000

3.69

12,500

April 19, 2015

0.240

100,000

4.14

25,000

2,487,500

580,805

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

10.    SHARE CAPITAL (Continued)

Warrants

The  following  is  a  summary  of  the  Company’s  warrant  activities  during  the  years  ended  May  31,  2010  and  nine months ended February 28, 2010:

Weighted

Average

Number of

Exercise

Warrants

Price

$

Balance – May 31, 2009

2,715,000

0.25

Issued

9,748,826

0.12

Exercised

(7,054,592)

0.10

Expired

(2,715,000)

0.25

Balance – May 31, 2010

2,694,234

0.17

Issued

3,380,659

0.20

Exercised

(1,047,500)

0.10

Expired

(1,646,734)

0.22

Extended

1,646,734

0.22

Balance – February 28, 2011

5,027,393

0.20

The following share purchase warrants were outstanding at February 28, 2011:

Remaining

Exercise

Number

Contractual

Expiry Date

Price      of Warrants

Life (years)

$

May 25, 2011

0.22

1,646,734

0.24

December 17, 2011

0.20

1,983,326

0.80

January 19, 2012

0.20

1,397,333

0.89

5,027,393

During  the  year  ended  May  31,  2010,  a  total  of  9,748,826  warrants  were  issued  with  a  fair  value  of  $515,010.

The  fair  value  of  warrants  issued  was  estimated  on  the  date  of  grant  using  the  Black-Scholes  option  pricing model, with the following weighted-average assumptions:

Risk-free interest rate

1.25%

Expected dividend yield

Nil

Expected stock price volatility

195.36%

Expected life (in years)

1.36

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

10.    SHARE CAPITAL (Continued)

Warrants (Continued)

During  the  nine  months  ended  February  28,  2011,  a  total  of  3,380,659  warrants  were  issued  with  a  fair  value  of

$90,419.   The  fair  value  of  warrants  issued  was  estimated  on  the  date  of  grant  using  the  Black-Scholes  option pricing model, with the following weighted-average assumptions:

Risk-free interest rate

1.42%

Expected dividend yield

Nil

Expected stock price volatility

56.57%

Expected life (in years)

1

11.  RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which

is  the  amount  of  consideration  established  and  agreed  to  by  the  related  parties.   Related  party  transactions  not

disclosed elsewhere in these financial statements are as follows:

SMR  Investments  Ltd.  (“SMR”)  is  a  private  company  controlled  by  an  officer  of  the  Company.  Under  a management  contract  with  SMR,  the  Company  agreed  to  pay  up  to  $2,500  per  month  for  management  services.

The  Company  was  charged  management  fees  by  SMR  of  $22,500  during  the  nine  months  ended  February  28,

2011  (2010  -  $22,500).  As  at  February  28,  2011,  $nil  (May  31,  2010  -  $4,900)  balance  was  payable  to  SMR  by the Company.

During  the  nine  months  ended  February  28,  2011,  directors  fees  of  $9,000  (2010  -  $9,000)  were  paid  to  the

President of the Company.   Administration consulting fees of $15,300 (2010 - $15,300) were paid to a director of

the  Company.    Secretarial  and  consulting  fees  of  $13,500  (2010  -  $13,500)  were  paid  to  a  director  of  the

Company who resigned during February, 2011.

During  the  nine  months  ended  February  28,  2011,  fees  of  $7,670  (2010  -  $9,311)  were  paid  to  KLR  Petroleum

Ltd.  (which  is  controlled  by  an  officer  of  the  Company)  for  administration  of  the  Company  payroll  and  benefit plan.

During  the  nine  months  ended  February  28,  2011,  office  rent  of  $10,738  (2010  -  $11,986)  was  paid  to  Linux

Gold, Inc.

12.  TERYL, INC. TRASACTIONS (100% US Subsidiary)

In  1998,  Teryl,  Inc.  offered  a  private  placement  for  up  to  1,000,000  shares  at  a  price  of  $0.23  ($0.15  US)  and subscriptions  of  $146,044  ($96,750  US)  were  received  by  November  19,  1999.  Since  the  offering  was  not  fully subscribed,  the  Companies  negotiated  with  the  subscribers  to  replace  the  Teryl,  Inc.  shares  with  Teryl  Resources

Corp.  shares.  On  October  17,  2006,  the  authorized  capital  for  Teryl,  Inc.  was  reduced  to  10,000  common  shares,

which  resulted  in  a  rollback  to  1  common  share  for  each  10,000  outstanding.  On  August  29,  2007,  the  final  six subscribers agreed to a settlement of $70,000 ($50,250 US).

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2011

(Stated in Canadian Dollars)

(Unaudited)

13.  SEGMENTED INFORMATION

The   Company’s   business   consists   of   mineral   properties   and   oil   and   gas   property   interests.     Details   on   a

geographic basis are as follows:

United

Canada

States

Total

Nine Months Ended February 28, 2011

$

$

$

Total assets

268,165

3,064,517

3,332,682

Acquisition and exploration costs

91,040

2,980,584

3,071,624

Net income (loss)

(435,637)

19,854

(415,783)

United

Canada

States

Total

Year ended May 31, 2010

$

$

$

Total assets

432,746

2,837,359

3,270,105

Acquisition and exploration costs

1

2,834,707

2,834,708

Net loss

752,797

666,929

1,419,726

14.  CAPITAL MANAGEMENT

The  capital  of  the  Company  consists  of  the  items  included  in  shareholders’  equity.   The  Company  manages  the

capital  structure  and  makes  adjustments  in  light  of  changes  in  economic  conditions  and  the  risk  characteristics  of the Company’s assets.

The  Company’s  objectives  of  capital  management  are  intended  to  safeguard  the  entity’s  ability  to  continue  the

Company’s development and exploration of its mineral properties and support any expansionary plans.

To  effectively  manage  the  entity’s  capital  requirements,  the  Company  has  in  place  a  planning  and  budgeting process  to  help  determine  the  funds  required  to  ensure  the  Company  has  the  appropriate  liquidity  to  meet  its development and exploration objectives.

15.  SUBSEQUENT EVENT

On  March  4,  2011  the  Company  and  Linux  further  amended  the  agreement  to  extend  the  Fish  Creek  Property option agreement to March 5, 2012. (Note 7).